Exhibit 4.3

DESCRIPTION OF SECURITIES

The rights of shareholders of Celestica Inc. (the “Company,” “Celestica,” “we,” or “us”) are governed by the Ontario Business Corporations Act (the “OBCA”), Celestica’s Restated Articles of Incorporation (“Articles”), and Celestica’s by-laws (“By-laws”). Our authorized share capital consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series, without nominal or par value.

Common Shares

    Dividends. Subject to the prior rights of the holders of preferred shares, the holders of common shares shall be entitled to receive dividends, and the Company shall pay dividends on the common shares, as and when declared by the board of directors of the Company (the “Board”), in such amount and in such form as the Board may from time to time determine.

Voting Rights. The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, and to vote together at all such meetings, except meetings at which only the holders of one class or series of shares are entitled to vote separately as a class or series, as the case may be. The holders of common shares shall be entitled to one vote per share at any meeting of holders of common shares at which they are entitled to vote separately as a class. Generally, all matters to be voted on by shareholders must be approved by a simple majority (or, in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected, by a plurality, and in the case of an amalgamation or amendments to our Articles, by two-thirds) of the votes cast in respect of common shares held by persons present in person or by proxy, voting together.

Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of preferred shares, the holders of the common shares then outstanding shall be entitled to receive the remaining property and assets of the Company rateably according to the number of common shares held by each holder.

    Other Rights. The common shares are not redeemable, nor do the holders of such shares have pre-emptive purchase rights. Directors do not stand for re-election at staggered intervals. Other than under applicable securities laws, there are no restrictions on the transferability of common shares.

Substantial Shareholders. There are no provisions in the Articles or the Company’s By-laws discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of our securities.

    However, transactions involving shareholders that hold a substantial number of securities may be subject to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 contains requirements in connection with certain types of transactions including related party transactions. Related party transactions include, for an issuer, certain types of transactions between the issuer and a person that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction. Related parties of an issuer include, among others, control persons of the issuer, directors, senior officers and persons that have beneficial ownership or control or direction over (or a combination thereof), directly or indirectly, 10% of the voting securities of the issuer.

    Subject to the availability of certain exemptions, MI 61-101 provides certain procedural protections for minority or disinterested shareholders in connection with the types of transactions that are subject to MI 61-101. In particular, MI 61-101 requires, subject to certain exemptions: (i) more detailed disclosure in the proxy material sent to security holders in connection with a transaction; (ii) the preparation of a formal valuation of the subject matter of the transaction; and (iii) minority approval of the proposed transaction by a majority of the votes cast by minority or disinterested shareholders.

Modification, Sub-division and Consolidation. Any modification to the provisions attaching to the common shares requires the affirmative vote of two-thirds of the votes cast by the holders of common shares.

Creation of Other Voting Shares. The Company may not create any class or series of shares, or issue any shares of any class or series (other than common shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the separate affirmative vote of two-thirds of the votes cast by the holders of common shares.

Change of Control. There are no provisions in the Articles or our By-laws that have been adopted in order to have the effect of delaying, deferring or preventing a change in control of the Company and that operate only with respect to an extraordinary corporate transaction involving the Company (or any of its subsidiaries), such as a merger, reorganization, tender offer, sale or transfer or substantially all of its assets, or liquidation.

Changes in the Capital of the Company. There are no provisions in the Articles or our By-laws which are more stringent than those required by the OBCA.

Advance Notice By-law. The Company’s advance notice by-law (the “Advance Notice By-Law”), among other things, provides that shareholders seeking to nominate, in compliance with the Advance Notice By-Law, candidates for election as directors must give timely notice in writing to the Corporate Secretary of the Company. The Advance Notice By-Law does not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the OBCA. To be timely, such notice must be properly given (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile both on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov,of the date of the meeting was made, notice by the nominating shareholder must be properly given not later than the close of business on the tenth day following the Notice Date; (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth day following the Notice Date; and (iii) notwithstanding the foregoing, in the case of an annual meeting of shareholders or a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where “notice-and-access” is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.

The Advance Notice By-Law also prescribes the proper written form for a shareholder’s notice as well as additional requirements in connection with nominations. Except as otherwise provided by applicable law and the Articles, no person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Company’s Advance Notice By-Law.

The Advance Notice By-Law authorizes the chair of the meeting to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice By-Law and, if any proposed nomination is not in compliance with the Advance Notice By-Law, to declare that such defective nomination shall be disregarded. The Board may, in its sole discretion, waive any requirements of the Advance Notice By-Law.

Rights to Own Securities. There are no limitations under our Articles, By-laws or in the OBCA on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, except that certain transactions under the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Industry. The acquisition of one-third or more of the voting shares of the Company would give rise to a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would constitute an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

In addition, limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”). This legislation grants the Commissioner of Competition (the “Commissioner”) jurisdiction, for up to three years, to challenge the acquisition of an interest in us before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where specified “size of the parties” and “size of the transaction” thresholds are exceeded. In the case of share acquisitions, an additional “shareholding threshold” applies. Any person who intends to acquire shares must file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition. If a person already owns more than 20% of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period or unless the Commissioner waives the waiting period.

Preferred Shares

    The Company’s Board may issue preferred shares from time to time in one or more series, and (subject to the provisions of the Articles) determine the designation of, and the rights, privileges, restrictions and conditions attaching to, such shares (including, without limitation, dividend rights, cancellation, retraction or redemption rights, voting rights, conversion or exchange rights, sinking fund provisions and/or other provisions). Preferred shares of each series will rank as to dividends (to the extent cumulative dividends are applicable) and capital on a parity with preferred shares of every other series. Preferred shares of each series will rank as to dividends and capital senior to the common shares.

With respect to a distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding up its affairs, holders of preferred shares of each series will be entitled to receive from the assets of the Company in respect of each such share held a sum equal to the amount in the stated capital account for such series divided by the number of shares in such series then outstanding, together with any accrued (in the case of cumulative dividends) or declared (in the case of non-cumulative dividends) and unpaid dividends thereon, before any amount shall be paid or any assets are distributed to the holders of common shares. Upon the receipt of such sum, the holders of preferred shares shall not be entitled to share in the distribution of our remaining assets and their preferred shares will be canceled.

There are currently no preferred shares outstanding.

Listing

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “CLS.”